Exhibit 99.42

September 28, 2010

SANDSPRING RESOURCES LTD. ANNOUNCES C$5,000,000 INCREASE IN
OFFERING TO C$45,040,000

THIS NEWS RELEASE IS INTENDED FOR DISTRIBUTION IN CANADA ONLY AND IS NOT
AUTHORIZED FOR DISTRIBUTION TO UNITED STATES NEWSWIRE SERVICES OR FOR
DISSEMINATION IN THE UNITED STATES.

Sandspring Resources Ltd. (SSP: TSX-V) (“Sandspring” or the “Company”) is pleased to announce that due to strong investor demand for its recently announced bought deal private placement offering of common shares (the "Offering"), the Company has increased the size of the Offering by C$5 million.

The Offering, which is being  co-led by Jennings Capital Inc., GMP Securities L.P. and Mackie Research Capital Corporation and including Cormark Securities Inc. (collectively, the "Underwriters"), will now include the issuance of an additional 1,923,077 common shares at a price of $2.60 per common shares, for a total of 17,323,077 common shares being issued for aggregate gross proceeds of C$45,040,000.

The Company has also granted to the Underwriters an over-allotment option to purchase an additional 2,310,000 common shares at the same price, exercisable by the Underwriters at any time up to two days prior to closing for additional gross proceeds of up to C$6,006,000. Sandspring intends to use the net proceeds of the offering to fund exploration and development of the Company’s Toroparu deposit and for general corporate purposes.

The offering is scheduled to close on or about October 14, 2010, and is subject to certain conditions including, but not limited to, the receipt of all necessary approvals including the approval of the TSX Venture Exchange. The securities to be issued under this offering will be offered by way of private placement exemptions in all the provinces of Canada, offshore including in the United Kingdom pursuant to applicable exemptions and in the United States on a private placement basis pursuant to exemptions from the registration requirements of the United States Securities Act of 1933, as amended.

The securities being offered have not, nor will they be registered under the United States Securities Act of 1933, as amended, and may not be offered or sold within the United States or to, or for the account or benefit of, U.S. persons absent U.S. registration or an applicable exemption from the U.S. registration requirements. This release does not constitute an offer for sale of securities in the United States.

For Further Information, Please Contact:
Mr. Abraham Drost, M.Sc., P.Geo. President/Director
Sandspring Resources Ltd.
1136 Alloy Drive, Thunder Bay ON

Canada P7J-1H2
Tel: (807) 252-7800

This news release includes certain forward-looking statements concerning the proposed offering of common shares of the Company and the use of proceeds of such offering.

Forward-looking statements are frequently identified by such words as "may", "will", "plan", "expect", "anticipate", "estimate", "intend" and similar words referring to future events and results. Forward-looking statements are based on the current opinions and expectations of management. All forward-looking information is inherently uncertain and subject to a variety of assumptions, risks and uncertainties, including the speculative nature of mineral exploration and development, fluctuating commodity prices, competitive risks and the availability of financing, as described in more detail in our recent securities filings available at www.sedar.com. Actual events or results may differ materially from those projected in the forward looking-statements and we caution against placing undue reliance thereon. Sandspring Resources Ltd. has an ongoing obligation to disclose material information as it becomes available.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

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